Exhibit 21.00

Subsidiaries of the registrant

Ondas Networks Inc., a Delaware corporation (“Ondas Networks”), a wholly owned subsidiary.

FS Partners (Cayman) Limited, a Cayman Islands limited liability company, a wholly owned subsidiary.

Full Spectrum Holding Limited, a Cayman Islands limited liability company, a majority owned subsidiary.

Ondas Network Limited, a company registered to do business in China, a majority owned subsidiary.